UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CBL & Associates Properties, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

124830878

(CUSIP Number)

Canyon Partners, LLC

2728 North Harwood Street, 2nd Floor

Dallas, Texas 75201

(214) 253-6000

Attention: Jonathan M. Kaplan

with a copy to:

Robert W. Downes

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Canyon Capital Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,396,293
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,396,293
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,396,293

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%

14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON Mitchell R. Julis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,396,293
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,396,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,396,293

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%

14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSON Joshua S. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,396,293
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,396,293

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,396,293

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%

14	TYPE OF REPORTING PERSON IN

Item 1.	SECURITY AND ISSUER

This Amendment No. 3 supplements the information set forth in the Schedule 13D filed by Canyon Capital Advisors LLC (“CCA”), Mr. Mitchell R. Julis, Mr. Joshua S. Friedman and Mr. Jonathan M. Heller with the United States Securities and Exchange Commission (the “SEC”) on November 9, 2021, as amended by Amendment No. 1 thereto filed on February 7, 2022, and by Amendment No. 2 thereto filed on March 2, 2022 (the “Schedule 13D”) relating to the shares of common stock, $0.001 par value per share (the “Common Stock”), of CBL & Associates Properties, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2030 Hamilton Place Blvd., Suite 500, Chattanooga, TN 37421. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

The Schedule 13D is hereby supplementally amended as follows:

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 10, 2022, Jeffrey Kivitz, an employee of Canyon Partners LLC, an affiliate of CCA, was named to the Issuer’s board of directors. In connection therewith, Canyon Partners LLC and Mr. Kivitz entered into a Director Resignation Agreement, which is attached hereto as Exhibit 99.5.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act (incorporated by reference to Exhibit 99.1 to Schedule 13D filed by the Reporting Persons with the SEC on November 9, 2021).

Exhibit 99.2: Commitment Letter, by and among the Issuer, the Operating Partnership, CCA and other commitment parties thereto, dated as of April 26, 2021 (incorporated by reference to Exhibit 99.2 to Schedule 13D filed by the Reporting Persons with the SEC on November 9, 2021).

Exhibit 99.3: Registration Rights Agreement, by and among the Issuer and the other parties thereto and any additional parties identified on the signature pages of any joinder agreement executed and delivered pursuant thereto, dated as of November 1, 2021 (incorporated by reference to Exhibit 10.5 to Form 8-K filed by the Issuer with the SEC on November 2, 2021).

Exhibit 99.4: Exchangeable Notes Indenture, by and among the New Notes Issuer, the guarantors thereto, the Issuer, Wilmington Savings Fund Society, FSB, as trustee and collateral agent, dated as of November 1, 2021 (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Issuer with the SEC on November 2, 2021).

Exhibit 99.5: Director Resignation Agreement, between Canyon Partners LLC and Jeffrey Kivitz, dated as of August 10, 2022.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 10, 2022

CANYON CAPITAL ADVISORS LLC

/s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

/s/ Mitchell R. Julis
MITCHELL R. JULIS

/s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN